Exhibit 99.2
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the pending acquisition (the “Acquisition”), announced on June 17, 2009, by Watson Pharmaceuticals, Inc. (“Watson” or the “Company”) of Robin Hood Holdings Limited, a limited liability company organized under the laws of Malta, that owns a group of privately-held generic pharmaceutical companies, referred to as the Arrow Group (“Robin Hood” or the “Arrow Group,” and together with Watson, the “Combined Company”) and the proposed issuance by Watson of $850.0 million of senior notes (the “Senior Notes”) and the related financing transactions on Watson’s historical financial position and Watson’s results of operations. The terms of the Acquisition are described in “Note 1: Description of the Acquisition” and the financing transactions are described in “Note 5: Proposed Financing Transactions”. The following unaudited pro forma condensed combined balance sheet as of June 30, 2009 and unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 are based on the historical unaudited financial statements of Watson (which are available in Watson’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 that was previously filed with the SEC on July 31, 2009 and historical financial information of Arrow Group which has been reconciled from International Financial Reporting Standards (“IFRS”) to U.S. generally accepted accounting principles (“U.S. GAAP”). The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 is based on the historical audited financial statements of Watson (which are available in Watson’s Annual Report on Form 10-K that was previously filed with the SEC on February 23, 2009) and the historical audited IFRS consolidated financial statements of Arrow Group for the year ended December 31, 2008 which have been reconciled to U.S. GAAP (refer to Exhibit 99.1 to Watson’s Registration Statement on Form S-3 filed on August 17, 2009 (the “Form S-3”) forms a part for the IFRS financials of Arrow Group for the two years ended December 31, 2008) which Arrow Group’s management has, reconciled to U.S. GAAP. The IFRS reconciliation to U.S. GAAP is unaudited. The Acquisition has been accounted for as a business purchase combination using the acquisition method of accounting under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised), “Business Combinations,” as amended, (“SFAS 141R”) and after applying the pro forma assumptions and adjustments described in the accompanying notes to unaudited pro forma condensed combined financial information.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to unaudited pro forma condensed combined financial information, that management believes are reasonable under the circumstances. Within 75 days following the closing date of the Acquisition, certain pro forma adjustments will be included within a Current Report on Form 8-K/A filed with the SEC which may differ from the preliminary allocations within the accompanying unaudited pro forma condensed combined financial information. The establishment of the fair value of consideration for acquisitions requires the extensive use of accounting estimates and management judgment to establish the fair value of consideration, including contingent consideration. The allocation of the purchase price of identifiable tangible and intangible assets acquired and liabilities assumed also requires the extensive use of accounting estimates and management judgment to determine their respective fair values. The purchase price for the Arrow Group was allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on a preliminary estimate of fair values as of June 30, 2009, with any excess being allocated to goodwill. Significant judgment is required in determining the estimated fair values of in-process research and development (“IPR&D”), identifiable intangible assets, certain tangible assets and certain liabilities assumed. Such a valuation requires detailed estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Management believes the fair values assigned to the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates and resulting purchase price allocations will change as additional information becomes available.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 and the six months ended June 30, 2009 assumes the Acquisition Date occurred on January 1, 2008. The unaudited pro forma condensed combined balance sheet as of June 30, 2009 assumes the Acquisition occurred on June 30, 2009. The unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the Combined Entity will experience after the Acquisition. In addition, the accompanying unaudited pro forma condensed combined statements of operations do not include any expected synergies which may be achievable subsequent to the Acquisition or the impact of any one-time transaction related costs. Certain financial information of Robin Hood as presented in Robin Hood’s consolidated financial statements, included as Exhibit 99.1 to the Form S-3, has been reclassified to conform to the historical presentation in Watson’s consolidated financial statements for purposes of the preparation of the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the historical consolidated financial statements and related notes of Watson contained in its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed by Watson with the SEC and the historical consolidated financial statements and related notes of Arrow Group filed as an exhibit to the Form S-3.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2009

			Pro Forma			Pro Forma
	Watson	Arrow	Adjustments	Notes		Combined
			(in millions)

ASSETS
Current assets:
Cash and cash equivalents	$637.5	$73.0	$509.0	(5)		$169.5
			(1,050.0)	(6a	)
Restricted cash	—	3.8				3.8
Marketable securities	13.4	16.1				29.5
Accounts receivable, net	356.6	106.0	(0.7)	(6k	)	461.9
Inventories	499.3	172.2	27.0	(6d	)	698.2
			(0.3)	(6k	)
Prepaid expenses and other current assets	60.7	68.9				129.6
Deferred tax assets	121.0	0.7				121.7

Total current assets	1,688.5	440.7	(515.0)			1,614.2
Property and equipment, net	635.4	73.3				708.7
Investments and other assets	86.0	12.3	151.4	(6l	)	249.7
Deferred tax assets	40.7	11.1	30.0	(6g	)	81.8
Product rights and other intangibles, net	531.7	5.5	1,163.5	(6f	)	1,700.7
Goodwill	868.1	20.0	630.2	(6j	)	1,518.3

Total assets	$3,850.4	$562.9	$1,460.1			$5,873.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$427.1	$106.8	$(0.7)	(6k	)	$533.2
Income taxes payable	—	50.9				50.9
Short-term debt and current portion of long-term debt	726.4	1.6	(329.8)	(5)		398.2
Deferred revenue	22.5	1.5				24.0
Deferred tax liabilities	14.6	0.4	8.1	(6g	)	23.1

Total current liabilities	1,190.6	161.2	(322.4)			1,029.4
Long-term debt	150.0	—	839.0	(5)		989.0
Deferred revenue	37.2	—				37.2
Other long-term liabilities	5.2	136.3	150.0	(6a	)	410.2
			100.0	(6a	)
			(132.7)	(6c	)
			151.4	(6l	)
Other taxes payable	58.1	—				58.1
Deferred tax liabilities	177.2	10.3	349.1	(6g	)	536.6

Total liabilities	1,618.3	307.8	1,134.4			3,060.5

Commitments and contingencies				(6i	)
Stockholders’ equity:
Preferred stock	—	—				—
Common stock	0.4	32.7	0.1	(6a	)	0.5
			(32.7)	(6b	)
Additional paid-in capital	1,016.0	26.1	581.2	(6a	)	1,597.2
			(26.1)	(6b	)
Retained earnings	1,520.2	190.0	(0.2)	(5)		1,519.7
			(190.0)	(6b	)
			(0.3)	(6k	)
Accumulated other comprehensive income	0.3	12.4	(12.4)	(6b	)	0.3
Treasury stock, at cost	(304.8)	(12.7)	12.7	(6b	)	(304.8)

Total stockholders’ equity	2,232.1	248.5	332.3			2,812.9
Noncontrolling interests	—	6.6	(6.6)	(6b	)	—

Total equity	2,232.1	255.1	325.7			2,812.9

Total liabilities and stockholders’ equity	$3,850.4	$562.9	$1,460.1			$5,873.4

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2008

			Pro Forma			Pro Forma
	Watson	Arrow	Adjustments	Notes		Combined
		(in millions, except per share amounts)

Net revenues	$2,535.5	$658.8	$(16.6)	(7a	)	$3,177.7
Operating expenses:
Cost of sales (excludes amortization, presented below)	1,502.8	270.6	(11.8)	(7a	)	1,761.6
Research and development	170.1	69.4				239.5
Selling, general and administrative	423.5	160.7				584.2
Amortization	80.7	4.6	66.8	(7b	)	147.5
			(4.6)	(7c	)
Loss on asset sales	0.3	—				0.3

Total operating expenses	2,177.4	505.3	50.4			2,733.1

Operating income	358.1	153.5	(67.0)			444.6

Other income (expense):
Loss on early extinguishment of debt	(1.1)	—				(1.1)
Interest income	9.1	3.6	(12.7)	(7d	)	—
Interest expense	(28.2)	(3.3)	(80.1)	(7e	)	(111.6)
Other income	20.4	2.6				23.0

Total other income (expense), net	0.2	2.9	(92.8)			(89.7)

Income before income taxes	358.3	156.4	(159.8)			354.9
Provision for income taxes	119.9	20.2	(54.6)	(7f	)	85.5

Net income from continuing operations	$238.4	$136.2	$(105.2)			$269.4

Earnings per common share from continuing operations:
Basic	$2.32					$2.25

Diluted	$2.09					$2.24

Weighted average shares outstanding:
Basic	102.8		16.9	(8a	)	119.7

Diluted	117.7		2.5	(8b	)	120.3

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2009

			Pro Forma			Pro Forma
	Watson	Arrow	Adjustments	Notes		Combined
	(in millions, except per share amounts)

Net revenues	$1,345.2	$251.2	$(3.4)	(7a	)	$1,593.0
Operating expenses:
Cost of sales (excludes amortization, presented below)	781.8	130.5	(2.5)	(7a	)	909.8
Research and development	84.9	31.4				116.3
Selling, general and administrative	262.9	65.3	(11.9)	(7g	)	316.3
Amortization	43.9	2.2	33.4	(7b	)	77.3
			(2.2)	(7c	)
Gain on asset sales	(1.3)	—				(1.3)

Total operating expenses	1,172.2	229.4	16.8			1,418.4

Operating income	173.0	21.8	(20.2)			174.6

Other income (expense):
Loss on early extinguishment of debt	—					—
Interest income	3.3	0.4	(3.6)	(7d	)	0.1
Interest expense	(9.3)	(1.3)	(31.9)	(7e	)	(42.5)
Other income	3.6	3.7				7.3

Total other income (expense), net	(2.4)	2.8	(35.5)			(35.1)

Income before income taxes	170.6	24.6	(55.7)			139.5
Provision for income taxes	68.5	8.5	(23.0)	(7f	)	54.0

Net income from continuing operations	$102.1	$16.1	$(32.7)			$85.5

Earnings per common share from continuing operations:
Basic	$0.99					$0.71

Diluted	$0.89					$0.71

Weighted average shares outstanding:
Basic	103.2		16.9	(8a	)	120.1

Diluted	118.5		2.5	(8b	)	121.1

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of the Acquisition

On June 16, 2009, Watson entered into the purchase agreement with Robin Hood and certain shareholders of Robin Hood and a representative of such shareholders (the “Purchase Agreement”) to acquire privately-held Robin Hood Holdings Limited. Watson expects the Acquisition to close in the second half of 2009. Under the terms of the Purchase Agreement, Watson will acquire all the outstanding shares of common stock of Robin Hood Holdings Limited for the following consideration:

•	a cash payment of $1.05 billion payable at the closing of Acquisition;

•	16,943,409 validly issued fully paid and non-assessable shares of common stock of Watson issued at the closing of Acquisition (the “Common Consideration”);

•	$200.0 million aggregate liquidation preference of preferred stock of Watson, with a three-year term, issued at the closing of Acquisition (the “Preferred Consideration”); and

•	certain contingent payments made after the Acquisition based on the after-tax gross profits on sales of atorvastatin in the United States as described in the Purchase Agreement.

Under the terms of the Purchase Agreement, the Common Consideration is fixed as to the number of shares to be issued, subject to certain equitable adjustments as defined by the Purchase Agreement. The fair value assigned to the Common Consideration will be determined in accordance with SFAS 141 (revised 2007) “Business Combinations” (“SFAS 141R”) based on the market price of Watson’s common stock at the closing of the Acquisition. In the accompanying preliminary purchase price allocation, the value of the Common Consideration is based on the closing market price of Watson’s common stock as of August 10, 2009 of $34.31. The final purchase price allocation will be based on the market price of Watson’s common stock at the closing of Acquisition, which is likely to differ from the market price used in the accompanying unaudited pro forma condensed combined financial statements. Accordingly, the fair value assigned to the Common Consideration in the final purchase price allocation and the resulting final purchase price allocations are likely to change and could yield materially different results than this preliminary purchase price allocation. For example, the market price of Watson’s common stock has increased approximately $4.00 since Watson entered into the Purchase Agreement. An additional $4.00 increase or decrease in the market price of Watson’s common stock would increase or decrease the Common Consideration, and the total consideration in the Acquisition, by approximately $67.8 million.

The Preferred Consideration, paid at the Closing, will be paid in the form of zero-coupon, non-convertible preferred stock which will be mandatorily redeemable in the amount of $200.0 million three years after the closing of the Acquisition. The fair value of the Preferred Consideration is estimated to be $150.0 million for the purposes of the accompanying unaudited pro forma condensed combined financial statements and is presented within other long-term liabilities.

Payment of contingent consideration will be based on post-tax gross profits, as defined in the Purchase Agreement, of sales within the United States (the “Territory”) from product launch date up to and including May 31, 2013 (the “Contingent Payment Period”) for the product atorvastatin. The determination of contingent payment amounts is dependent upon the existence of generic competition within the Territory and post-tax gross profits earned, as defined in the Purchase Agreement. At any time there is no competing generic product launched in the Territory during the Contingent Payment Period, payment of contingent consideration will be calculated as 50% of the post-tax gross profits, as defined in the Purchase Agreement. At any time that there is a competing product to atorvastatin launched in the Territory during the Contingent Payment Period, payment of contingent consideration will be calculated as either 85% of the post-tax gross profits or 15% of the post-tax gross profits, as defined in the Purchase Agreement, with total contingent payments being limited to $250.0 million during any period where there is a competing product during the Contingent Payment Period. In the accompanying preliminary purchase price allocation, the fair value of the contingent consideration was estimated based on the current information available. Fair value estimates of the contingent consideration at the closing date of the Acquisition could yield materially different results than this

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

preliminary purchase price allocation. The fair value of the contingent consideration is estimated to be $100.0 million for the purposes of the accompanying unaudited pro forma condensed combined financial statements.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Watson and Arrow Group. The acquisition method of accounting is based on SFAS 141R, which Watson adopted on January 1, 2009 and uses the fair value concepts defined in SFAS No. 157, “Fair Value Measurements,” as amended (“SFAS 157”), which Watson has adopted in the required periods. The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations are expected to have a continuing impact on the combined results.

SFAS 141R requires, among other things, that most assets acquired and liabilities assumed in a business purchase combination be recognized at their fair values as of the Acquisition and that the fair value of acquired IPR&D be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the Acquisition. In addition, SFAS 141R establishes that any common stock consideration transferred be measured at the Acquisition at the then current market price. This requirement will likely result in a per share equity component that is different at Acquisition than the amount assumed in these unaudited pro forma condensed combined financial statements.

SFAS 157 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, expands disclosures about fair-value measurements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in SFAS 157 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. As a result of the requirements of SFAS 157, Watson may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measurements that do not reflect Watson’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

3.	Accounting Policies

Following the Acquisition, Watson will conduct a review of Arrow Group’s accounting policies in an effort to determine if differences in accounting policies require restatement or reclassification of Arrow Group’s results of operations or reclassification of assets or liabilities to conform to Watson’s accounting policies and classifications. As a result of that review, Watson may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements. During the preparation of these pro forma condensed combined financial statements, Watson was not aware of any material differences between accounting policies of the two companies (after the Arrow Group financial information was reconciled from IFRS to U.S. GAAP, as discussed in Note 4 below) and accordingly, these pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies.

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

4.	Reconciliation of IFRS to U.S. GAAP

The accompanying unaudited pro forma condensed combined financial statements were prepared based on the following historical financial information of Arrow Group:

•	The accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2009 includes the historical unaudited balance sheet information of Arrow Group as at June 30, 2009, prepared using IFRS, which has been reconciled to U.S. GAAP;

•	The accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 includes the historical audited consolidated financial statements of Arrow Group for the year ended December 31, 2008, prepared using IFRS (refer to Exhibit 99.1 to the Form S-3 for the IFRS financial statements of Arrow Group for the two years ended December 31, 2008), which Arrow Group’s management has reconciled to U.S. GAAP. The IFRS reconciliation to U.S. GAAP is unaudited; and

•	The accompanying unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 includes the historical unaudited consolidated financial information of Arrow Group for the six months ended June 30, 2009, prepared using IFRS, which Arrow Group’s management has reconciled to U.S. GAAP, which we have not filed with the SEC.

At this time, Watson is not aware of any differences in the reconciliations of Arrow Group’s IFRS-based consolidated financial statements and financial information to U.S. GAAP that would have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

5.	Proposed Financing Transactions

The Acquisition will require a cash payment of $1.05 billion payable at the closing of the Acquisition. Watson intends to fund the cash portion of the consideration by using a combination of available cash, borrowings under its senior credit agreement and the proposed issuance of Senior Notes. The accompanying unaudited pro forma condensed combined financial statements assume the repayment or redemption of certain short-term and long-term debt in connection with the anticipated financing transactions. The following is a summary of the anticipated financing transactions (new borrowings, repayments, redemptions and transaction costs representing net cash receipts of $509.0 million) related to the financing transactions (in millions):

	Current Debt	Long-Term Debt

Anticipated principal amount of proposed Senior Notes issuance		$850.0
Senior credit agreement:
New borrowings on revolving credit facility	$345.0
Repayment of term loan borrowings (classified as current debt at June 30, 2009)	(100.0)
Redemption of CODES (classified as current debt at June 30, 2009)	(575.0)
Underwriting discount, financing fees and professional fees		(11.0)
Loss on extinguishment of CODES debt	0.2

Net debt (redeemed, repaid) or issued	$(329.8)	$839.0

The debt structure and interest rates used for purposes of preparing the accompanying unaudited pro forma condensed combined financial statements may be considerably different than the actual debt structure and interest rates incurred by Watson based on market conditions at the time of the debt financing.

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

6.	Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Reconciliation of IFRS to U.S. GAAP” and “Note 5. Proposed Financing Transactions.” Adjustments included in the column “Pro Forma Adjustments” to the accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2009 are represented by the following:

a. Under the acquisition method of accounting, the total estimated consideration, as indicated in the following table, is allocated to Arrow Group’s identifiable tangible and intangible assets and liabilities based on their estimated fair values as of the Acquisition. The estimated consideration is allocated as follows (in millions):

	Note		Amount

Calculation of consideration:
Cash consideration	(6a	)	$1,050.0
Preliminary estimate of fair value of common stock issued	(6a	)	581.3
Preliminary estimate of fair value of Preferred Stock issued	(6a	)	150.0
Preliminary fair value estimate of atorvastatin contingent payment consideration	(6a	)	100.0

Total consideration			1,881.3
Preliminary allocation of consideration:
Book value of Arrow Group’s net assets	(6b	)	(255.1)
Settlement of shareholders loan	(6c	)	(132.7)
Adjustments to historical net book value:
Inventory	(6d	)	(27.0)
Property, plant and equipment	(6e	)	—
Intangible assets	(6f	)	(1,163.5)
Adjustment to deferred tax liability	(6g	)	327.2
Adjustment for uncertain tax positions	(6h	)	—
Adjustment to fair value of contingencies	(6i	)	—

Adjustment to goodwill	(6j	)	$630.2

b. Reflects the elimination of historical equity of Arrow Group.

c. Reflects the settlement of shareholder loans at Robin Hood at the Acquisition.

d. Represents the estimated fair value adjustment to mark up inventory to fair value. This estimated step-up in inventory is preliminary and is subject to change based upon management’s final determination of the fair values of finished goods and work-in-process inventories. The Combined Entity will reflect the increased valuation of Arrow Group’s inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year, post-acquisition. As there is no continuing impact of the inventory step-up on the Combined Entity results, the increased cost is not included in the unaudited pro forma condensed combined statement of operations.

e. Following the Acquisition, property, plant and equipment is required to be measured at fair value, unless those assets are classified as held-for-sale at the time of the Acquisition. At this time, Watson’s preliminary review of the nature, condition and age of Arrow Group’s property, plant and equipment indicates the assets were acquired fairly recently with Arrow Group being founded in the year 2000. Accordingly, for the

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

purposes of preparing these unaudited pro forma condensed combined financial statements, Watson believes that the current Arrow Group book values for property, plant and equipment represent the best estimate of fair value. The final fair value determination of property, plant and equipment may differ from this preliminary determination. For each $10.0 million fair value adjustment to property, plant and equipment, assuming a weighted average useful life of 10 years, annual depreciation expense would change by approximately $1.0 million.

f. Of the total estimated consideration, approximately $601 million has been allocated to identified intangibles representing currently marketed products (“CMP”) that are expected to be amortized over a weighted average useful life of nine years. Approximately $568 million has been allocated to identified IPR&D intangible products. The IPR&D amounts will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, Watson will make a separate determination of useful life of the IPR&D intangible and amortization will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortization of these items is reflected in the unaudited pro forma combined condensed statements of operations for either the year ended December 31, 2008 or the six months ended June 30, 2009.

This fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e. their highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma condensed combined financial information, it is assumed that all assets will be used and assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues cost of sales, research and development costs, selling and marketing costs and working capital/asset contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

g. Reflects a deferred income tax liability representing the estimated impact of purchase accounting adjustments for the inventory fair value step-up and identifiable intangible assets acquired and liabilities assumed. This estimate of deferred tax liabilities was determined based on the excess book basis over the tax basis of the inventory fair value step-up and identifiable intangible assets acquired at an estimated statutory tax rate of approximately 30%. This estimate is preliminary and is subject to change based upon management’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed.

h. Watson records provisions for uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” (“FIN 48”). Assessments of uncertain tax positions and the determination of corresponding tax provisions involve complex

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

judgments about future events and rely on estimates and assumptions by management. Income taxes are exceptions to both the recognition and fair value measurement principles of SFAS 141R. Under U.S. GAAP, income taxes continue to be accounted for under the guidance of SFAS No. 109, “Accounting for Income Taxes,” as amended, (“SFAS 109”), and related interpretative guidance. As such, the Combined Entity would continue to account for Arrow Group’s uncertain tax positions using SFAS 109. Arrow Group, as a private company based outside the United Stated, was not required to adopt FIN 48. Arrow Group’s current accounting approach for uncertain tax positions is based on Arrow Group’s management estimates and assumptions. As Watson’s management does not yet have full and complete access to relevant information about the Arrow Group uncertain tax positions and Watson’s management estimates and assumptions concerning Arrow Group’s accounting approach for uncertain tax positions could differ from Arrow Group’s management estimates and assumptions, final assessments of uncertain tax positions could differ materially from the amounts included in the accompanying unaudited pro forma condensed combined financial information. Accordingly, Watson has not adjusted the Arrow Group’s book values for uncertain tax positions in the accompanying unaudited pro forma condensed combined financial information as required under FIN 48 as full and complete relevant information concerning Arrow Group’s uncertain tax positions is not available.

i. Under SFAS 141R contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from the contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria are met: (1) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. These criteria are to be applied using the guidance in SFAS No. 5, “Accounting for Contingencies,” (“SFAS 5”), and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” (“FIN 14”). Arrow Group is involved in various legal proceedings, including product liability, patent disputes, commercial, environmental and antitrust matters, which are considered normal business activities. However, Watson does not have sufficient time to assess if the fair value of these potential contingencies can be determined and, if determinable, to value these contingencies under a fair value standard. Determining their fair value would require a detailed review and complete knowledge of complex legal matters and associated defense strategies for all outstanding Arrow Group legal proceedings. A detailed review cannot be completed prior to the preparation of the unaudited pro forma condensed combined financial information. If fair value cannot be determined for Arrow Group’s contingencies, the Combined Entity would continue to account for the Arrow Group contingencies using SFAS 5 and FIN 14. As Watson’s management does not yet have full and complete access to relevant information about the Arrow Group contingencies and Watson’s management estimates and assumptions concerning Arrow Group’s accounting for contingencies could differ, final assessments of the liability positions for contingencies could differ materially from the amounts included in the accompanying unaudited pro forma condensed combined financial information. Accordingly, for the purpose of the unaudited pro forma condensed combined financial information, Watson has not adjusted the Arrow Group’s book values for contingencies.

j. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The amount of goodwill presented in the above table reflects the estimated goodwill from the preliminary purchase price allocation of $650.2 million and the elimination of historical goodwill reflected in Arrow Group’s historical combined financial statements of $20.0 million.

k. Reflects the elimination of intercompany balances and an adjustment of certain balance sheet amounts for intercompany profit in inventory.

l. Prior to closing, Robin Hood, or an affiliate of Robin Hood, will obtain the Robin Hood Loan for $151.4 million. The Robin Hood Loan will mature within two years of issuance. The Robin Hood Loan will be mandatorily repayable from anticipated royalty and milestones net proceeds from Sepracor, Inc. The Robin

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

Hood Loan will be guaranteed by one or more of the Sellers (the “Guarantor”). In the event Sepracor Inc. fails to make anticipated royalty/milestone payments to Watson for any reason, the Guarantor or one or more of the Sellers must repay the outstanding portion of the Robin Hood Loan or reimburse Arrow Group for such defaulted amount.

7.	Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Reconciliation of IFRS to U.S. GAAP,” “Note 5. Proposed Financing Transactions” and “Note 6. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments.” Adjustments included in the column “Pro Forma Adjustments” to the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 and six months ended June 30, 2009 are represented by the following:

a. Represents the elimination of net sales and cost of sales for product sales between Watson and Arrow Group for the respective periods.

b. Represents increased amortization for fair value adjustments of identified intangible assets with definite lives. The increase in amortization expense for CMP intangible assets is based on a weighted average useful life of nine years as follows:

	Useful		Year Ended	Six Months Ended
	Life	Fair Value	December 31, 2008	June 30, 2009
	(in millions)

CMP intangible assets	nine years	$601.0	$66.8	$33.4
IPR&D	unknown	568.0	—	—

		$1,169.0	$66.8	$33.4

A $100.0 million increase or decrease in value allocated to identified intangible assets with average useful lives of nine years would increase or decrease annual amortization by approximately $11.0 million.

c. To eliminate Arrow Group historical amortization expense as pro forma amortization expense is calculated above in note 7b.

d. Reflects lower interest income due to the use of cash balances of the Combined Entity to finance a portion of the Acquisition. For the year ended December 31, 2008, all interest income was eliminated as the expected net use of cash to fund the Acquisition exceeded the average available cash balances for that year. Additional interest expense was calculated on the shortfall for 2008 at the actual interest rate paid on borrowings under the senior credit agreement for 2008 and is included below in the table in note 7e.

e. Reflects higher interest expense and amortization of debt issue costs related to the proposed issuance of $850 million aggregate principal amount of Senior Notes to finance the Acquisition. Estimated interest expense on the Senior Notes assumes an interest rate of 6.25% on an estimated $425.0 million principal amount on the 5-year tranche and 7.18% on an estimated $425.0 million principal amount on the 10-year tranche. If the principal amounts of either tranche change the assumed interest expense would change accordingly. Also reflects the repayment of $100.0 million of term loan borrowing and an additional $345.0 million of revolving credit facility borrowings under the senior credit agreement at period average rates and the elimination of all interest charges related to the CODES which are expected to be

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Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

redeemed. A summary of the pro forma interest adjustments in the accompanying pro forma condensed combined statement of operations is as follows:

	Year Ended	Six Months Ended
	December 31, 2008	June 30, 2009
	(in millions)

Interest on proposed Senior Notes issuance	$57.1	$28.5
Senior credit agreement borrowings(1)	15.2	2.4
Reversal of CODES interest	(12.6)	(6.3)
Accretion of Preferred Stock	18.0	7.0
Elimination of interest on Robin Hood shareholder loans	(2.8)	(1.3)
Amortization of debt issue costs and other	5.2	1.6

	$80.1	$31.9

(1)	Reflects $150.0 million of term loan borrowings and $395.0 million of revolving credit facility borrowings for the entire period.

A 1/8% increase or decrease in the variable interest rate on borrowings under the senior credit agreement would increase or decrease the annual interest expense by approximately $0.6 million. A 1/8% increase or decrease in the interest rate on the proposed Senior Notes issuance would increase or decrease the annual interest expense by approximately $1.1 million.

f. Represents the income tax effect for unaudited pro forma condensed combined statement of operations adjustments using a statutory tax rate of approximately 38% for Watson’s future period pro forma adjustments and an estimated weighted average statutory tax rate of approximately 30% for Arrow Group’s future period pro forma adjustments.

g. Reflects elimination of advisory, legal and regulatory costs incurred in the six months ended June 30, 2009, which are directly attributable to the pending Acquisition but which are not expected to have a continuing impact on the Combined Entity results.

8.	Adjustment to Weighted Average Shares Outstanding

a. Represents the issue of Common Consideration of approximately 16.9 million shares of common stock.

b. Represents the issue of Common Consideration of approximately 16.9 million shares of common stock and the elimination of approximately 14.4 million shares from the diluted share base as the CODES, which are convertible into common stock of Watson, are assumed to have been redeemed at January 1, 2008 for purposes unaudited pro forma condensed combined financial information.

9.	Possible Future Divestitures

In order to obtain regulatory approval under the HSR Act, in connection with the Acquisition, Watson and/or the Arrow Group may be required to divest certain assets. Although we expect the impact of any such divestiture to be minimal, the impact of any such divestiture cannot be accurately determined until finalized, and accordingly, no adjustment for any potential divestitures are reflected in the accompanying unaudited pro forma condensed combined financial information.